SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Anpulo Food, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Hangkonglu, Xiangfengzhen,
Laifengxian,
Hubei China
(86) 718 628 8576

With a copy to:

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N/A

      1)    Name of Reporting Persons:

              Wenping Luo

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   ☐
(b)   ☐

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)

              PF

      5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
              Items 2(d) or 2(e) ☐

      6)    Citizenship Or Place Of Organization

             Hubei, China

(7) Sole Voting Power
100,000
Number of
Shares	(8) Shared Voting Power
Beneficially	0
Owned
By Each	(9) Sole Dispositive Power
Reporting	100,000
Person With
(10) Shared Dispositive Power
0

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person
              100,000

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              ☐

      13)   Percent of Class Represented by Amount in Row (11)

              100%

      14)   Type of Reporting Person

               IN

Item 1.  Security and Issuer

The security upon which this report is based is the common stock, par value $0.001, of Europa Acquisition VII, Inc., a Nevada corporation, with its principal place of business located at Hangkonglu, Xiangfengzhen,Laifengxian,Hubei China.

Item 2.  Identity & Background

The name of the person filing this statement is Wenping Luo who is hereinafter sometimes referred to as the “Reporting Person.” The Reporting Person’s residence address is Hangkonglu, Xiangfengzhen, Laifengxian, Hubei, China. The phone number is (86) 718 628 8576.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

On February 1, 2012, the Issuer, the Reporting Person, and Peter Reichard and Peter Coker entered into a stock purchase agreement (“Stock Purchase Agreement”), pursuant to which Reporting Person purchased 100,000 shares of common stock of the Issuer (the “Common Stock”) from Peter Reichard and Peter Coker for an aggregate purchase price of $25,000. Following the closing of the stock purchase transaction, Reporting Person owns 100% of the issued and outstanding shares of Common Stock.

Item 4.  Purpose of Transaction.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s Common Stock resulted from the stock purchase transaction was undertaken by the Reporting Person to acquire the control of the Issuer. Subject to market conditions and other factors, the Reporting Person may purchase additional shares, maintain their present ownership or sell some or all of the shares of Common Stock.

Other than as set forth in the Stock Purchase Agreement furnished as Exhibit 10.1 to the Form 8-K filed on February 7, 2012, the Reporting Person does not have any other plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Company.

(a) As of the date hereof, the Reporting Person holds 100,000 shares of the issued and outstanding Common Stock. Such amount represented 100% of the total issued and outstanding Common Stock.

(b) The Reporting Person holds sole voting and dispositive power over the Common Stock as issued to the Reporting Person.

(c) Except as disclosed above, the Reporting Person has not effectuated any transaction in the Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1.  Stock Purchase Agreement furnished as Exhibit 10.1 to the Form 8-K filed on February 7, 2012, and is incorporated herewith by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 22, 2012

By:	/s/ Wenping Luo
Name: Wenping Luo